UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

    For the fiscal year ended December 31, 2005

                                       Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

    For the transition period from _____ to _____

                        Commission file number 000-51034

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            ACE Aviation Holdings Inc. Employee Share Purchase Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          ACE Aviation Holdings Inc.
                       5100 de Maisonneuve Boulevard West
                                Montreal, Quebec
                                 Canada H4A 3T2


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            ACE AVIATION HOLDINGS INC. EMPLOYEE SHARE PURCHASE PLAN
-------------------------------------------------------------------------------

                               TABLE OF CONTENTS



REPORT OF INDEPENDENT AUDITORS

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005

March 30, 2006


REPORT OF INDEPENDENT AUDITORS


To the Plan Administrator and Participants of the ACE Aviation Holdings Inc. Employee Share Purchase Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of income and change in net assets of the plan present fairly, in all material respects, the financial position of ACE Aviation Holdings Inc. Employee Share Purchase Plan (the "Plan") as of December 31, 2005 and the income and change in net assets of the plan for the period from February 8, 2005 to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Ace Aviation Holdings Inc.; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States), which requires that we plan and perform the audit to obtain reasonable assurance about whether the financials statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Montreal, Canada



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ACE AVIATION HOLDINGS INC. EMPLOYEE SHARE PURCHASE PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005
-------------------------------------------------------------------------------

(in Canadian dollars)
                                                                      2005
Assets                                                           --------------

Investments, at fair value
  ACE Aviation Holdings Inc. shares (cost $6,952,262)            $   7,181,997
                                                                 -------------

Net assets available for benefits                                $   7,181,997
                                                                 -------------



The accompanying notes are an integral part of the financial statements.


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ACE AVIATION HOLDINGS INC. EMPLOYEE SHARE PURCHASE PLAN
STATEMENT OF INCOME AND CHANGE IN NET ASSETS OF THE PLAN
PERIOD FROM FEBRUARY 8, 2005 TO DECEMBER 31, 2005
-------------------------------------------------------------------------------

(in Canadian dollars)



Realized Gains on ACE Aviation Holdings Inc. shares                                     $           59

Increase in unrealized appreciation in value of ACE Aviation Holdings Inc. shares              229,736

Contributions (note 1(c))
         Participants                                                                        6,102,559
         Employer                                                                              940,976
                                                                                        ---------------
                                                                                             7,273,330
                                                                                        ---------------

Deductions

Benefits paid to participants                                                                   91,333
                                                                                        ---------------
                                                                                                91,333
                                                                                        ---------------
Net increase in net assets available for benefits                                            7,181,997

Net assets available for benefits - Beginning of period                                              0
                                                                                        ---------------
Net assets available for benefits - End of period                                       $    7,181,997
                                                                                        ---------------

The accompanying notes are an integral part of the financial statements.


ACE Aviation Holdings Inc. Employee Share Purchase Plan
Notes to Financial Statements
December 31, 2005
-------------------------------------------------------------------------------

(in Canadian dollars)

1.       Description of the Plan

         The following description of the ACE Aviation Holdings Inc. Employee Share Purchase Plan (the "Plan") is provided for general information purposes only. The plan document should be referred to for more complete information.

               a)   General

                    The Plan was created on February 8, 2005 and is a defined contribution savings plan for substantially all employees of ACE Aviation Holdings Inc. and its participating subsidiaries and affiliates (collectively, the "Company" or the "Employer").

                    The Plan is administered by Computershare Trust Company of Canada ("Computershare"), appointed as the Administrative Agent by the Company. The Plan's assets are held, invested, managed, administered and dealt with by Computershare pursuant to the terms of the Plan. A trust fund was established for all contributions made by the Company under the Plan. The Company appointed Computershare as the Trustee of the trust to hold, invest and administer the trust fund. Computershare, as Administrative Agent and Trustee shall maintain a member account to record contributions received and shares held in respect of each member.

                    Certain administrative functions are performed by employees of ACE Aviation Holdings Inc. and its subsidiaries. No employee receives compensation from the Plan.

               b)   Participation

                    All employees of the Company in North America are eligible to participate, provided that the employee has completed a six-month period or more of continuous service.

               c)   Contributions

                    Under the provisions of the Plan, employees may contribute 2%-6% of their gross annual salary. In the case of employees whose salary is paid in a currency other than Canadian dollars, the Canadian dollar equivalent of their selected yearly member contributions shall be determined on the basis of the exchange rate on the first of each month.

                    For any employee contributions made during the months of March, April, and May 2005 (the "Special Member Contributions"), the Company remitted a special contribution (the "Special Company Contributions") equal to 50% of such Special Member Contributions to the Trustee to be held in trust on behalf of each employee ("Member"). The Special Company Contributions made to the Trust Fund shall be held, invested, managed, administered and dealt with by the Trustee in the same manner as the assets of the Plan are to be held, invested, managed, administered and dealt with by the Administrative Agent pursuant to the terms of the Plan.

                    On the first business day of April following the end of the Plan year, the Company will make a contribution of 33 1/3% of the amount contributed by the Member during the Plan year reduced by: (i) the Special Member Contributions, if any, and (ii) any withdrawal amounts as of the first day of April following the end of the Plan year allocated to such year of contribution.

               d)   Investments

                    All Member contributions and Company Contributions to the Plan as well as all dividends or other income therefrom shall be invested solely in the acquisition of shares. For Members who are Canadians, shares purchased shall be voting shares (ACE.B) of the company and for members who are not Canadians, shares purchased shall be variable voting shares (ACE.RV) of the Company.

               e)   Vesting

                    Voluntary Member contributions, along with earnings thereon, vest immediately. Special Company Contributions vest on March 31st of the first calendar year after the initial year of contribution. Company contributions representing the 33 1/3% match of Member Contributions vest upon payment on April 1st following the end of any plan year.

               f)   Forfeitures

                    Upon a Member withdrawal from the Plan prior to the Special Company Contribution's vesting date of March 31st following the end of the plan year, such member will automatically be deemed to have forfeited his/her entitlement to any and all unvested shares purchased by the Trustee with such member's Special Company Contributions (the "Forfeited Shares"). The Forfeited Shares shall be sold by the Trustee and the proceeds shall revert to the Company.

               g)   Benefits

                    The vested portion of a Member's account can be withdrawn from the Plan at any time. Benefits are paid in the form of shares, cash equal to the net proceeds of disposition of the shares credited to the Member pursuant to the Plan, or a combination of both, as directed by the Member.

                    Upon involuntary termination of employment without cause, death or retirement, all shares acquired with the Special Company Contributions in the Member's account vest automatically. The Administrative Agent shall transfer and deliver the Investments held on the Member's behalf in the Plan to the Member or the legal representatives of the deceased Member's estate or his/her beneficiaries, as the case may be.

2.       Summary of Significant Accounting Policies

               a)   Basis of accounting

                    The accompanying financial statements have been prepared on the accrual basis of accounting using generally accepted accounting principles in the United States.

               b)   Investment valuation

                    The ACE Aviation Holdings Inc. shares are recorded at market value, which is determined by the closing price on the Toronto Stock Exchange whereon the stock is principally traded. For shares remaining in the Plan at year-end, the difference between this amount and the average cost is shown as net change in unrealized appreciation (depreciation) in market value of ACE Aviation Holdings Inc. shares. For shares withdrawn from the Plan during the year, the difference between the market value at the date the shares are withdrawn and the average cost is shown as gains (losses) on ACE Aviation Holdings Inc. shares.

               c)   Investment transactions and income recognition

                    Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from investment transactions are calculated on an average cost basis.

               d)   Administrative expenses

                    Administrative expenses of the Plan are paid directly by the Company and are therefore not reflected in the accompanying financial statements.

               e)   Benefit payments

                    Benefits are recorded when paid to Members.

               f)   Use of estimates

                    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3.       Investments

         As of December 31, 2005, the plan held 186,316 voting common shares (ACE.B) and 3,370 variable voting common shares (ACE.RV) of ACE Aviation Holdings Inc. The aggregate proceeds on the disposal of shares was $91,273 and the aggregate cost was $91,214.

4.       Plan Termination

         The Company has the right under the Plan to terminate the Plan at any time. In the event of termination of the Plan, the Unvested Shares held in the Trust Fund in trust on behalf of the Member, if any, shall automatically become Vested Shares and the Fair Market Value of such Vested Shares as of the date of the occurrence shall be credited to the account of the Member and the Administrative Agent shall transfer and deliver the Investments held on the Member's behalf in the Plan to the Member.

5.       Income taxes

         The Plan is an after tax defined contributions savings plan and does not constitute a taxpayer under the Income Tax Act (Canada). No provision for income taxes has therefore been included in the financial statements.


6.       Subsequent Event

         Special Distribution of Aeroplan Units

         On February 16, 2006, ACE Aviation Holdings Inc. announced a special distribution to its shareholders of units of Aeroplan Income Fund. The distribution of 0.18 Aeroplan unit per Class A variable voting share, Class B voting share, and preferred shares (on an as converted basis) of ACE was made as a return of capital. The record date for the purpose of the special distribution was March 3, 2006. The special distribution will be paid on or about March 31, 2006. The Administrative Agent will receive the special distribution in the form of units of Aeroplan Income Fund on behalf of Members that are not residents of the United States and in the form of cash on behalf of Members that are residents of the United States. In accordance with the terms of the Plan, the units of Aeroplan Income Fund received on behalf of Members that are not residents of the United States will be sold on the open market and the proceeds of such sale and the cash received on behalf of Members that are residents of the United States, will be used to acquire shares of ACE Aviation Holdings Inc. which will be credited to the accounts of the individual Members.


                                     ******

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           ACE AVIATION HOLDINGS INC. EMPLOYEE
                                           SHARE PURCHASE PLAN

                                           By:  ACE Aviation Holdings Inc.


Date:  March 31, 2006                      By: /s/ Robert A. Milton
                                               --------------------------------
                                           Name:  Robert A. Milton
                                           Title: President and Chief Executive
                                                  Officer


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                                 EXHIBIT INDEX

Exhibit
Number             Description
------             -----------
23                 Consent of Independent Auditors


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                                                                     Exhibit 23


                [PRICEWATERHOUSECOOPERS LLP LETTERHEAD OMITTED]


March 30, 2006

Consent of Independent Auditors

         We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-122635) of ACE Aviation Holdings Inc. (ACE) of our report dated March 30, 2006 relating to the financial statements of ACE Aviation Holdings Inc. Employee Share Purchase Plan, which appear in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
------------------------------
Chartered Accountants